Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CLWM

Reference is made to the announcement of the Company dated 22 December 2015 in relation to, among others, the Existing Framework Agreement entered into between the Company and its indirect non-wholly owned subsidiary, CLWM. The Existing Framework Agreement will expire on 31 December 2017.

On 26 October 2017, the Board resolved that the Company will enter into the New Framework Agreement with CLWM, pursuant to which the Company will continue to conduct certain transactions with CLWM, mainly including the asset management services and the sale agency services for asset management products. The Company and CLWM will enter into the New Framework Agreement prior to the expiry of the term of the Existing Framework Agreement.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary, is a subsidiary of AMC and also a connected subsidiary of the Company. As such, the transactions under the New Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the New Framework Agreement are less than 0.1%, the transactions under the New Framework Agreement are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

This announcement is made by the Company on a voluntary basis.

Commission File Number 001-31914

BACKGROUND

Reference is made to the announcement of the Company dated 22 December 2015 in relation to, among others, the Existing Framework Agreement entered into between the Company and its indirect non- wholly owned subsidiary, CLWM. The Existing Framework Agreement will expire on 31 December 2017.

On 26 October 2017, the Board resolved that the Company will enter into the New Framework Agreement with CLWM, pursuant to which the Company will continue to conduct certain transactions with CLWM, mainly including the asset management services and the sale agency services for asset management products. The Company and CLWM will enter into the New Framework Agreement prior to the expiry of the term of the Existing Framework Agreement.

PRINCIPAL TERMS OF THE NEW FRAMEWORK AGREEMENT

Parties

•	The Company

•	CLWM

Scope of Transactions

Under the New Framework Agreement, the Company and CLWM will continue to conduct certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of the Company, the Company will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by the Company in its capacity as the subscriber, and CLWM will charge the Company a management fee for serving as the product manager.

(b)	sale agency services for asset management products: CLWM will entrust the Company to act as its agent to sell the asset management products managed by it on normal commercial terms, or receive services in connection with the sale agency from the Company, and pay to the Company the fees directly or indirectly incurred for the sale agency services as permitted by laws and regulations, including the sales commission fee, handling fee, client maintenance fee and intermediary fee.

Commission File Number 001-31914

(c)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by CLWM or its asset management products from the Company, and other daily transactions between the parties as permitted by laws and regulations, such as mutual provision of services (including but not limited to the provision of investment consulting advice, coordination, research and matching services, and the recommendation of projects for the other party or the asset management products invested by it), leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the New Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: unless otherwise agreed by the parties, the rate of management fee shall not exceed 1.5%. The specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, management method and workload, and shall be stipulated in the specific contract to be entered into between the parties in respect of the particular asset management product.

(b)	sale agency services for asset management products: CLWM shall pay to the Company the fees in connection with the sale agency services, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, at such rate and through such payment method as stipulated in the sale agreement, intermediary agreement or the relevant cooperation agreement in respect of the particular asset management product.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

The New Framework Agreement shall take effect upon signing by the parties and end on 31 December 2020. During the term of the New Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the New Framework Agreement.

Commission File Number 001-31914

ANNUAL CAPS

Historical Figures

The historical amounts of the transactions under the Existing Framework Agreement for the two years ended 31 December 2016 and for the six months ended 30 June 2017 are as follows:

RMB in million

	For the year ended 31 December 2015	For the year ended 31 December 2016	For the six months ended 30 June 2017
Management fee payable by the Company for the asset management services	0	0.03	0.10
Fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee	0	0	0
Fees for other daily transactions	0	0.14	0.15
Total	0	0.17	0.25

Annual Caps

The Company estimates that the annual caps for the transactions under the New Framework Agreement for the three years ending 31 December 2020 will be as follows:

RMB in million

	For the year ending 31 December 2018	For the year ending 31 December 2019	For the year ending 31 December 2020
Management fee payable by the Company for the asset management services	240	240	240
Fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee	100	100	100
Fees for other daily transactions	100	100	100
Total (Note)	440	440	440

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year.

Commission File Number 001-31914

In determining the above annual caps, the parties have taken into account factors such as the size of asset management products expected to be purchased by the Company and the rate of management fee in relation thereto, the estimated sales volume of asset management products and the rate of transaction fee in relation thereto, and the estimated demand for asset management products and other daily transactions, as well as the expected business growth during the term of the New Framework Agreement. In particular, CLWM has gradually improved its product lines, constantly enhanced its investment management capability and kept on innovating its business models since 2017, which enables it to better satisfy the investment needs of the Company for its insurance funds. It is therefore expected that the asset management and consulting services to be provided by CLWM to the Company may increase, and the cooperation between the parties in respect of other daily transactions will be deepened, as a result of which the transaction amounts may increase significantly.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

With respect to the asset management services, the Company shall pay to CLWM the management fee at the rate stipulated in the contract for the particular asset management product, which is based on the average market rate. In general, such average market rate is calculated by reference to the management fees for asset management products of a similar type in the market within one year. The above information may be obtained from Wind Information Co., Ltd, an independent integrated financial data service provider in the PRC, and the Company pays a fee to access such information.

In determining the prices for the sale of asset management products and other daily transactions contemplated under the New Framework Agreement, the business department of the Company usually obtains reference prices from various independent companies offering/purchasing identical or similar services/products. In particular, the price for the purchase of insurance products under other daily transactions is determined by the Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including CLWM). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

The Company considers that the measures and procedures adopted above can ensure that the prices and the terms of the transactions under the New Framework Agreement will be no less favourable than those entered into by the Company with independent third parties.

Commission File Number 001-31914

REASONS FOR AND BENEFITS OF THE TRANSACTIONS UNDER THE NEW FRAMEWORK AGREEMENT

The cooperation between the Company and CLWM in respect of asset management, sale of products and other businesses will help expand the investment channels of the Company for its insurance funds, develop its investment business and broaden its income stream, thus achieving better investment returns for the shareholders of the Company. It will also be conducive to the consolidation of investment resources within the China Life system, so as to further enhance the value of the Company’s brand.

The Directors (including independent non-executive Directors) are of the view that the transactions under the New Framework Agreement are conducted by the Company in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the New Framework Agreement are fair and reasonable.

As Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the transactions under the New Framework Agreement, they have abstained from voting on the Board resolution passed to approve the transactions under the New Framework Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary, is a subsidiary of AMC and also a connected subsidiary of the Company. As such, the transactions under the New Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the New Framework Agreement are less than 0.1%, the transactions under the New Framework Agreement are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

This announcement is made by the Company on a voluntary basis.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

Commission File Number 001-31914

CLWM was established in November 2014 with a registered capital of RMB200 million. Its business scope includes the provision of asset management services for specific clients, and other businesses permitted by the CSRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLWM”	(China Life Wealth Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

Commission File Number 001-31914

“Existing Framework Agreement”	the Framework Agreement in relation to Asset Management Services and Other Daily Transactions entered into between the Company and CLWM on 30 December 2015

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Framework Agreement”	the Framework Agreement in relation to Daily Connected Transactions to be entered into between the Company and CLWM

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 26 October 2017

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie